EXHIBIT 12.1
Polypore, Inc.
Ratio of Earnings to Fixed Charges

	Pre-Transaction								Post-Transaction

							January 4, 2004		May 2, 2004
							through		through
(in thousands)	2001		2002		2003		May 1, 2004		January 1, 2005		2005

Earnings:
Pretax income before extraordinary items and cumulative effect of accounting changes	$39,632		$28,234		$64,094		$40,518		$(21,584)		$11,969
Fixed charges	15,398		21,961		22,828		6,587		39,048		61,123

Earnings as adjusted	55,030		50,195		86,922		47,105		17,464		73,092
Fixed charges:
Interest expense, net	14,125		20,862		21,521		6,048		37,831		59,856
Interest portion of rental expense	1,273		1,099		1,307		539		1,217		1,267

Fixed charges	15,398		21,961		22,828		6,587		39,048		61,123

Fixed charges ratio	3.6	x	2.3	x	3.8	x	7.2	x	0.5	x	1.2	x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.